SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s Id. (CNPJ/MF): 76.483.817/0001-20
Publicly Held Company
CVM Register No. 1431-1
SEC Register (CUSIP) 20441B407 – Preferred “B”
SEC Register (CUSIP) 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power to the State of Paraná, with shares listed on BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), announces to its shareholders and the market in general, that it received the following information from CREDIT SUISSE HEDGING GRIFFO CV S.A., in compliance with Article 12 of CVM Instruction 358/02:

CREDIT SUISSE HEDGING-GRIFFO
Av. Presidente Juscelino Kubitschek, 1830 - T.III 7º andar	Phone: +55 (11) 3704.8600
São Paulo - SP 04543-900	Fax: +55 (11) 3704.8666

CSHG/CUST/BOV/955/09

São Paulo, December 15, 2009

To

     The Brazilian Securities and Exchange Commission (CVM)
Rua Sete de Setembro, 111, 33º andar
Rio de Janeiro Attn: Company Relations Department
Ms. Elizabeth Lopez Rios Machado

Cc. CIA PARANAENSE DE ENERGIA - COPEL
Attn: Mr. Paulo Roberto Trompcznski
Investor Relations Officer
E-mail: Paulo.trompczynski@copel.com;breno.lemos@copel.com
Telephone: +55 (041) 3331.2910 - Mr. Breno

Re.: Reduction of shareholding interest in Cia Paranaense de Energia - Copel

Dear Sirs,

CREDIT SUISSE HEDGING-GRIFFO CORRETORA DE VALORES S.A., inscribed in the corporate taxpayers register (CNPJ/MF) under no. 61.809.182/0001 -30, with head offices at Avenida Presidente Juscelino Kubitschek, 1830, Torre IV, 7º andar, in accordance with Article 12 of CVM Instruction 358/02, hereby informs the market in general that the non-resident investors and investment funds legally represented by it have reduced their interest in the total preferred “B” shares issued by Cia Paranaense de Energia – Copel by 5.01%, after which they now hold 175,830 preferred “B” shares, equivalent to 0.14% of such shares issued by the company and 3.79% of the

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CNPJ/MF: 76.483.817/0001-20
Companhia de Capital Aberto
Registro CVM no 1431-1
Registro SEC (CUSIP) 20441B407 – Preferenciais “B”
Registro SEC (CUSIP) 20441B308 – Ordinárias
Registro LATIBEX 29922 – Preferenciais “B”

capital. Only a part of this group is managed by CSHG group companies since not all of them have investment policies and policies for voting at shareholders' meetings that are under the discretionary responsibility of CSHG group companies.

After said reduction, we clarify that:

a) The non-resident investors, investment funds and investment clubs that are represented or administered by CSHG but have, in accordance with their respective bylaws and regulations, investment policies and policies for voting at shareholders’ meetings that are not exercised or are under the discretionary responsibility of CSHG, currently hold 0.001% of the preferred “B” shares issued by Cia Paranaense de Energia – Copel.

b) Other non-resident investors, managed equity portfolios, investment funds and investment clubs, whose investment policies and policies for voting at shareholder’s meetings, pursuant to the respective bylaws and regulations, are under the discretionary responsibility of CSHG group companies, currently hold 0.136% of the preferred “B” shares issued by Cia Paranaense de Energia – Copel.

Sincerely,

CREDIT SUISSE HEDGING-GRIFFO C V S.A.

Curitiba, December 15, 2009

Paulo Roberto Trompczynski
Chief Financial, Investor Relations and Holdings Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.